[redacted]

SECU 13011740 MMISSION

SEC Mail Processing Section FEB 25 2013 Washington DC 400

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**SEC FILE NUMBER**
8 – 68331

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** AND ENDING **DECEMBER 31, 2012**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

**MLV & CO., LLC** **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**1251 AVENUE OF THE AMERICAS, 41st Floor**

| | | |
|---|---|---|
| **NEW YORK,** | **NEW YORK** | **10020** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**DANIEL DEPALMA, CCO** **(646) – 556 - 9217**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

**X** **Certified Public Accountant**

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.** SEC 1410 (06-02)

## OATH OR AFFIRMATION

*I, DEAN COLUCCI, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MLV & CO., LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:*

NONE

X ______________________
Signature

President
Title

X ______________________ 2/12/2013
Notary Public

DANIEL DEPALMA
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY LIC. #01DE
COMM. EXP. 3/

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# MLV & CO LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

# MLV Co., LLC
## DECEMBER 31,2012
## STATEMENT OF FINANCIAL CONDITION

| | |
|---|---|
| **ASSETS** | |
| Cash and Cash equivalents | $ 415,440 |
| Due from Clearing Broker | 2,061,577 |
| Clearing Deposit | 100,174 |
| Other Receivables | 536,807 |
| Securities - held at market value (Note 2) | 282,916 |
| Fixed assets-neet of accumulated depreciation of $ 137,492 (Note 3) | 185,348 |
| Other Assets | 164,057 |
| **Total Assets** | $ 3,746,319 |
| **LIABILITIES AND MEMBERS' CAPITAL** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 1,741,802 |
| **Total Liabilities** | $ 1,741,802 |
| **Commitments and Contingencies (Notes 4 & 5)** | |
| **MEMBERS' CAPITAL** | |
| Members' Capital (Note 6) | $ 2,004,517 |
| **Total Liabilities and Members' Capital** | $ 3,746,319 |

*The accompanying notes to the financial statements are an integral part of this statement.*

**MLV & CO LLC**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

### Organization

MLV & Co., LLC (the "Company") was organized as a limited Liability Company under the laws of the State of Delaware in 2009. The Company is a boutique investment bank and institutional broker-dealer. The Company specializes in At-the-Market issuance ("ATM"). The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in March 2010.

The Company operates under the provisions of Paragraph (k) (2) (i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (i) and (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### Revenue Recognition

Commissions and related transactions are recorded on a trade-date basis as earned and incurred. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonable, determinable, and deemed collectible.

### Clearing Arrangements

The Company has a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2012, there was a balance due from Merrill Lynch of $2,061,576 which represents commissions earned but not yet transferred to the Company.

### Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and, disclosure of contingent assets and liabilities at the date of the financial statements, and, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued):

**Income Taxes**
As a limited liability company, the Company is not subject to federal and New York State income taxes; each member is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

**Subsequent Events**
Management has reviewed subsequent events and transactions that occurred after the balance sheet date through the auditors' report date and date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no non-recognized subsequent events that require additional disclosure.

**Fair Value Measurements**
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2012:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | Total | Quoted Price in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
| | Total | (Level 1) | (Level 2) | (Level 3) |
| Equities | $282,916 | $282,916 | $-0- | $-0- |
| | $282,916 | $282,916 | | |

**Cash and Cash Equivalents**
The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Accounts Receivable**
Accounts receivables are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. No accounts receivable at December 31, 2012 were considered uncollectible.

## 2. MARKETABLE SECURITIES OWNED.

Marketable securities consist of securities at quoted market values, as illustrated below:

| | Owned |
|---|---|
| Equities | $282,916 |

## 3. PROPERTY AND EQUIPMENT OWNED:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Furniture and equipment consists of the following at December 31, 2012:

| | |
|---|---|
| Computer and furniture | $272,861 |
| Leasehold improvements | 49,980 |
| | 322,841 |
| Less: Accumulated depreciation | (137,492) |
| and amortization | $185,349 |

Depreciation expense, for the year ended December 31, 2012, was $77,549.

## 4. COMMITMENTS AND CONTINGENCIES:

**Office Leases**
The Company leases five premises for office space. The Company's main premise is under a lease which will expire March 21, 2015. The four remaining satellite offices are under leases which will expire from March 31, 2013 through December 21, 2014. The Company's minimum aggregate rental commitments, over the terms of the leases, are as follows:

| Year | Amount |
|---|---|
| 2013 | $383,003 |
| 2014 | $457,198 |
| 2015 | $ 97,477 |

## 4. COMMITMENTS AND CONTINGENCIES (continued):

**Office Leases (continued)**
The Company has established a standby letter of credit that expires December 1, 2013, in the amount of $21,600, to secure the lease for a satellite office which is collateralized by a bank account

## 5. FINANCIAL INSTRUMENT WITH OFF-BALANCE SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

## 6. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $1,030,964 which was $780,964 in excess of its required net capital of $250,000. The Company's net capital ratio was 152.75%.

---

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Stockholders of
MLV & Co., LLC
1251 Avenue of the Americas – 41st FL
New York, NY 10020

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of MLV & Co., LLC., (the Company) as of December 31, 2012.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLV & Co., LLC., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2013

# MLV & CO LLC
# (FORMERLY MCNICOLL, LEWIS & VLAK LLC)

## Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

## For the year ended December 31, 2012

# LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com


To the Members of
MLV & Co LLC
1251Avenue of the Americas-41st Floor
New York, NY 10020

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by MLV & Co LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, noting no exceptions;

3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
January 31, 2013

**MLV & CO LLC**
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2012

**Determination of SIPC Net Operating Revenues:**

| | |
|---|---|
| Total Revenues (FOCUS line 12/ Part IIA line 9) | $ 17,527,568 |
| Additions | 25,597 |
| Deductions | (4,033,927) |
| SIPC Net Operating Revenues | $ 13,519,238 |

**Determination of General Assessment:**

| | |
|---|---|
| SIPC Net Operating Revenues: | $ 13,519,238 |
| General Assessment @ .0025 | 33,798 |

**Assessment Remittance:**

| | |
|---|---|
| Less: Payment made with Form SIPC-6 in July, 2012 | (18,350) |
| Assessment Balance Due | $ 15,448 |

**Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2012:**

| | |
|---|---|
| SIPC Net Operating Revenues as computed by the Company on Form SIPC-7 | $ 13,519,238 |
| SIPC Net Operating Revenues as computed above | 13,519,238 |
| Difference | $ - |